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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)

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                         WALLACE COMPUTER SERVICES, INC.
                            (Name of Subject Company)

                            MOORE CORPORATION LIMITED
                                       AND
                                   FRDK, INC.

                                    (Bidders)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                    INCLUDING THE ASSOCIATED PREFERRED STOCK
                                PURCHASE RIGHTS

                         (Title of Class of Securities)
                                    932270101

                      (CUSIP Number of Class of Securities)

                              JOSEPH M. DUANE, ESQ.
                                   FRDK, INC.
                             1 FIRST CANADIAN PLACE
                        TORONTO, ONTARIO, CANADA M5X 1G5

                                 (416) 364-2600

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------

                                    COPY TO:
                            DENNIS J. FRIEDMAN, ESQ.
                               DAVID M. WILF, ESQ.
                           DAVID M. SCHWARTZBAUM, ESQ.
                             CHADBOURNE & PARKE LLP
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10112
                                 (212) 408-5100

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                  FRDK, Inc. and Moore Corporation Limited hereby amend and
supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on August 2, 1995, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19 and 20 with respect to their offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Wallace Computer Services, Inc., a Delaware corporation (together with the associated preferred stock purchase rights), as set forth in this Amendment No. 21. Capitalized terms not defined herein shall have the meanings assigned thereto in the Statement.

                  ITEM 10.     ADDITIONAL INFORMATION.

                             On December 4, 1995, the Delaware Court issued an
                  Order (the "Order") and an Opinion (the "Opinion") in the Moore Action. Pursuant to the Order and the Opinion, the Delaware Court granted Moore and the Purchaser's motion to dismiss the Company's antitrust counterclaim on standing grounds and accordingly, denied the Company's motion for a preliminary injunction on antitrust grounds as moot. In addition, the Delaware Court denied Moore and the Purchaser's motion for a preliminary injunction with respect to the breach of fiduciary duty claim.

                             A copy of the Order and the Opinion are attached
                  hereto as Exhibit (g)(16) and the foregoing description is qualified in its entirety by reference to Exhibit (g)(16).

                             On November 21, 1995, the plaintiffs in Koff v.
                  Dimitriou, et al. and LaPerriere v. Wallace Computer Services, Inc., et al. filed a Second Amended Class Action Complaint (the "Second Amended Complaint") in the Court of Chancery of the State of Delaware. The Second Amended Complaint incorporated information obtained during discovery.

                             In the Seconded Amended Complaint, plaintiffs
                  allege that the Company's directors breached their fiduciary duties by, among other things, failing to properly investigate and fully consider the Offer and failing to disclose the following material information to the Company's shareholders:
                  (i) that the Board of Directors of the Company never asked Goldman Sachs, the Company's financial advisor, to determine what an adequate price would be for the Company's common stock; (ii) that the Board's announcements regarding the alleged inadequacy of the Moore bids were made absent any knowledge of what an adequate per Share price would be; (iii) that Goldman Sachs performed no independent analysis of the Company's future financial performance or management's projections thereof, but relied instead on management's own projections of financial results in doing its work, which were modified several times during the course of Goldman Sachs' engagement; (iv) that Goldman Sachs' principal

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                  analyses supporting per Share values in excess of $56 and $60 per Share were almost entirely a function of these projections and formed the basis of its opinions that $56 and $60 per Share were inadequate; (v) the directors' failure even to consider the appointment of an independent committee of outside directors to consider the Offer; (vi) that Goldman Sachs changed the judgmental portions of its analyses in ways which support higher values for the Company and make the Offer appear inadequate; and (vii) that the Board of Directors of the Company was not informed of the changes in projections, ratios, and discount rates used in Goldman Sachs' analyses.

                             A copy of the Second Amended Complaint is attached
                  hereto as Exhibit (g)(17) and the foregoing description is qualified in its entirety by reference to Exhibit (g)(17).

                    ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS

                    (a)(31)    Press Release, dated December 4, 1995.

                    (g)(16) Order and Opinion, each dated December 4, 1995, issued by the United States District Court for the District of Delaware.

                    (g)(17) Second Amended Class Action Complaint to Koff v. Dimitriou , et al. and LaPerriere v. Wallace Computer Services, Inc., et al. , filed in the Court of Chancery of the State of Delaware in and for New Castle County on November 21, 1995.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 1995

                                                    FRDK, Inc.

                                                    By:    /s/ Joseph M. Duane
                                                       -------------------------
                                                    Name:     Joseph M. Duane
                                                    Title:    President

                                                    MOORE CORPORATION LIMITED

                                                    By:     /s/ Joseph M. Duane
                                                       -------------------------
                                                    Name:     Joseph M. Duane
                                                    Title:    Vice President and
                                                                 General Counsel



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                                  EXHIBIT INDEX

                  (a)(31)    Press Release, dated December 4, 1995.

                  (g)(16) Order and Opinion, each dated December 4, 1995, issued by the United States District Court for the District of Delaware.

                  (g)(17) Second Amended Class Action Complaint to Koff v. Dimitriou , et al. and LaPerriere v. Wallace Computer Services, Inc., et al., filed in the Court of Chancery of the State of Delaware in and for New Castle County on November 21, 1995.